Exhibit 99.5

UNITED STATES DISTRICT COURT

SOUTHERN DISTRICT OF NEW YORK

GENIUS GROUP LIMITED, Plaintiff, v. ALTO OPPORTUNITY MASTER FUND, SPC – SEGREGATED MASTER PORTFOLIO B; AYRTON CAPITAL, LLC; and WAQAS KHATRI, Defendants.	Civ. No. 23-cv-01639-LAK NOTICE OF VOLUNTARY DISMISSAL WITH PREJUDICE

Pursuant to Fed. R. Civ. P. 41(a)(1), plaintiff Genius Group Limited hereby voluntarily dismisses this action with prejudice as against defendants Alto Opportunity Master Fund, SPC – Segregated Master Portfolio B, Ayrton Capital, LLC, and Waqas Khatri.

Dated:	New York, New York
March 24, 2023

WARSHAW BURSTEIN, LLP

/s/ Alan M. Pollack
Alan M. Pollack
Grant R. Cornehls
575 Lexington Avenue, 7th Floor
New York, New York 10022
(212) 984-7700

CHRISTIAN LEVINE LAW GROUP, LLC

/s/ James Wes Christian
James Wes Christian
2302 Fannin, Suite 205
Houston, Texas 77002
(713) 659-7617
Attorneys for Plaintiff